

November 22, 2021

Huihe Zheng
Chairman of the Board, CEO, and President
QDM International Inc.
Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
Changning District
Shanghai, China 200051

> **Re: QDM International Inc.**
> **Form 10-K for the fiscal year ended March 31, 2021**
> **Filed on July 12, 2021**
> **Form 10-K/A for the fiscal year ended March 31, 2021**
> **Filed October 21, 2021**
> **File No. 000-27251**

Dear Mr. Zheng:

We have reviewed your October 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended March 31, 2021

Item 1A. Risk Factors, page 20

1. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please revise to disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

2. Please expand your risk factor disclosure to discuss that the United States Senate passed

the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202)551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance